August 18, 2023

VIA EDGAR

Austin Pattan

Jennifer Thompson

U.S. Securities and Exchange Commission

Division of Corporation Finance

Disclosure Review Program
100 F Street, N.E.
Washington, D.C. 20549

Re:	Emeren Group Ltd
Form 20-F for the Fiscal Year Ended December 31, 2022
File No. 001-33911

Dear Mr. Pattan and Ms. Thompson:

This letter sets for the response of Emeren Group Ltd, a foreign private issuer incorporated under the laws of the British Virgin Islands (the “Company”), to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), to the comments contained in the Staff’s letter dated August 4, 2023 on the Company’s Form 20-F filed on May 16, 2023 (the “Form 20-F”). Concurrently with the submission of this letter, the Company is submitting its amendment to the Form 20-F (the “Amendment No. 1”) and certain exhibits thereto via EDGAR to the Commission for review in accordance with the procedures of the Commission.

For ease of review, we have set forth below the numbered comments of the Staff’s letter and the Company’s responses thereto.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 111

1.	We note that during your fiscal year 2022 you were identified by the Commission pursuant to Section 104(i)(2)(A) of the Sarbanes-Oxley Act of 2002 (15 U.S.C. 7214(i)(2)(A)) as having retained, for the preparation of the audit report on your financial statements included in the Form 20-F, a registered public accounting firm that has a branch or office that is located in a foreign jurisdiction and that the Public Company Accounting Oversight Board had determined it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction. Please provide the documentation required by Item 16I(a) of Form 20-F or tell us why you are not required to do so. Additionally, please amend your Form 20-F to provide the disclosures required under Item 16I(b) of Form 20-F. Refer to the Staff Statement on the Holding Foreign Companies Accountable Act and the Consolidated Appropriations Act, 2023, available on our website at https://www.sec.gov/corpfin/announcement/statement-hfcaa-040623.

Response: In response to the Staff’s comments, the Company has added certain disclosures under the title of “The Holding Foreign Companies Accountable Act” on page 1 of the Amendment No. 1.

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If you have any questions regarding the Form 20-F or Amendment No. 1, please contact the undersigned at ke.chen@emeren.com, or our U.S. counsel at Foley & Lardner LLP, Benjamin F. Rikkers at BRikkers@foley.com, (414) 319-7348.

Thank you for your time and attention.

Very truly yours,

By:	/s/ Ke Chen
Name: Ke Chen
Title: Chief Financial Officer

Enclosure

c.c.
Yumin Liu, Chief Executive Officer, Emeren Group Ltd
Benjamin F. Rikkers, Partner, Foley & Lardner LLP

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